SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
MOLDFLOW CORPORATION
(Name of Subject Company)
MOLDFLOW CORPORATION
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
608507109
(CUSIP Number of Class of Securities)
A. Roland Thomas
Chairman of the Board of Directors,
President and Chief Executive Officer
Moldflow Corporation
492 Old Connecticut Path, Suite 401
Framingham, Massachusetts 01701
(508) 358-5848
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Stuart M. Cable, Esq.
James A. Matarese, Esq.
Danielle M. Lauzon, Esq.
Goodwin Procter LLP
Exchange Place
Boston, Massachusetts 02109-2881
(617) 570-1000
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE

     This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as amended through the date hereof (as amended, the “Schedule 14D-9”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2008, by Moldflow Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Switch Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Autodesk, Inc., a Delaware corporation (“Autodesk”), disclosed in a Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Schedule TO”), originally filed with the SEC on May 15, 2008, to purchase all of the outstanding common stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price of $22.00 per share net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2008 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), which were filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) thereto. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following at the end thereof:
     “(j) Expiration of Subsequent Offering Period and Completion of Offer.
     “The subsequent offering period for the Offer expired at 6:00 p.m., New York City time, on Thursday, June 19, 2008. The depositary of the Offer has advised the Company that, as of 6:00 p.m. New York City time, on Thursday, June 19, 2008, a total of approximately 11,622,163 Shares were validly tendered and not withdrawn in the Offer, which represents approximately 95% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
     On June 20, 2008, Autodesk announced that the acquisition of the Company through the merger of the Purchaser with and into the Company (the “Merger”) is expected to occur on June 25, 2008. In connection with the Merger, each outstanding Share not tendered in the Offer (other than Shares owned by Autodesk, the Company or any of their respective wholly-owned subsidiaries and Shares owned by stockholders who properly perfect appraisal rights under Delaware law) shall be canceled and extinguished and automatically converted into the right to receive $22.00 per share, without interest thereon, less any required withholding taxes. The Company will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Autodesk, and the Company’s Shares will cease to be traded on the Nasdaq Global Select Market.
     On June 20, 2008, Autodesk issued a press release announcing the expiration of the subsequent offering period, the completion of the Offer and the expected closing of the Merger on June 25, 2008. The press release is contained in Exhibit (a)(10) to this Schedule 14D-9 and the information set forth in the press release is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(10)	Press Release issued on June 20, 2008 (incorporated by reference to Exhibit(a)(5)(iv) on the Schedule TO of Autodesk and Switch Acquisition Corporation filed with the SEC on June 20, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008	MOLDFLOW CORPORATION
	By:	/s/ Gregory W. Magoon
Gregory W. Magoon
Executive Vice President of Finance, Chief Financial Officer, Treasurer and Assistant Secretary